UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Magnachip Semiconductor Corporation
File No. 333-168516-09 – CF#36742

Magnachip Semiconductor S.A.
File No. 333-168516 – CF#36742

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Magnachip Semiconductor Corporation and Magnachip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on August 4, 2010, as amended.

Based on representations by Magnachip Semiconductor Corporation and Magnachip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8   through September 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary